October 12, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Lyn Shenk Branch Chief

Re:	US Airways Group, Inc. and US Airways, Inc. Form 10-K: For the Fiscal Year Ended December 31, 2009 Filed February 17, 2010 File Nos. 001-08444 and 001-08442
Dear Mr. Shenk:
This letter sets forth the responses of US Airways Group, Inc. (“Group”) and US Airways, Inc. (“Airways” and collectively with Group, the “Company”) with respect to the staff’s comment letter dated September 23, 2010 related to the above referenced filing. For ease of reference, each comment contained in the comment letter appears directly above the corresponding response.
Form 10-K: For the fiscal year ended December 31, 2009
Notes to Consolidated Financial Statements, page 77
Note 1: Basis of Presentation and Summary of Significant Accounting Policies, page 77
(k) Frequent Traveler Program, page 80

Comment 1:
Please tell us and revise your policy to disclose whether your liability for mileage credits accumulated by customers through the purchase of travel includes miles in participants’ accounts who have not yet reached minimum levels of mileage credits necessary for awards. We believe that estimated costs attributable to partially earned rewards that are expected to become fully earned and redeemed should be accrued as the awards are being earned, rather than upon becoming “fully” earned.

Response:
The Company’s policy is to accrue the liability for all miles expected to be redeemed starting with the first mile earned. Accordingly, the Company’s liability for mileage credits accumulated by customers through the purchase of travel includes mileage credits earned by program members whose mileage account balances have not yet reached the minimum mileage level required to redeem an award.
The Company’s 2010 Form 10-K will be expanded to include the following additional disclosure in the Frequent Traveler Program note:
The liability for outstanding mileage credits earned by Dividend Miles members through the purchase of travel includes all mileage credits that are expected to be redeemed, including mileage credits earned by members whose mileage account balances have not yet reached the minimum mileage credit level required to redeem an award.

Comment 2:	Please revise to also disclose the portion of each period’s miles sales that are recognized immediately in other revenues as a marketing component.
Response:
The Company’s 2010 Form 10-K Frequent Traveler Program note will be expanded as follows to disclose the marketing component of each period’s mileage sales that was recognized in other revenues.
For the years ended December 31, 2010, 2009 and 2008, the marketing component of mileage sales recognized at the time of sale in other revenues was approximately $___ million, $112 million and $126 million, respectively.

Comment 3:
Please expand your accounting policy to explain in greater detail the criteria you use to determine the amounts allocated to the transportation component and the marketing component and the criteria you use to determine when the earning process is deemed to be complete for the marketing component amounts recognized as other revenue.

Response:
The Company sells frequent flyer program mileage credits to participating airline and non-airline business partners. The sales of mileage credits to business partners is currently comprised of two components, transportation and marketing. The transportation component represents the fair value of future travel awards. The marketing component represents services provided by the Company to its business partners and relates primarily to the use of the Company’s logo and trademarks along with access to the Company’s list of Dividend Miles members.

Consistent with the AICPA Airline Audit and Accounting Guide (the “Airline Guide”) Section 3.119, the Company utilizes the residual method of accounting to determine the values of each component. The transportation component, in accordance with Section 3.113 of the Airline Guide, is determined based on the equivalent value of purchased tickets that have similar restrictions as frequent flyer travel awards. The determination of the transportation component requires estimates and assumptions that require management judgment. Significant estimates and assumptions include:
•	the number of awards expected to be redeemed on US Airways;

•	the number of awards expected to be redeemed on partner airlines;

•	the class of service for which the award is expected to be redeemed; and

•	the geographic region of travel for which the award is expected to be redeemed.
These estimates and assumptions are based on historical program experience. The transportation component is deferred and amortized into passenger revenue on a straight-line basis over the period in which the mileage credits are expected to be redeemed for travel.
Under the residual method, the total mileage sale proceeds less the transportation component is the marketing component. The marketing services are provided periodically but no less than monthly. Accordingly the marketing component is considered earned and recognized in other revenues in the period of the mileage sale.
The Company’s 2010 Form 10-K will be expanded to include the following additional disclosure in the Frequent Traveler Program note:
The Company also sells frequent flyer program mileage credits to participating airline and non-airline business partners. Sales of mileage credits to business partners is comprised of two components, transportation and marketing. The Company utilizes the residual method of accounting to determine the values of each component. The transportation component represents the fair value of future travel awards and is determined based on the equivalent value of purchased tickets that have similar restrictions as frequent flyer travel awards. The determination of the transportation component requires estimates and assumptions that require management judgment. Significant estimates and assumptions include:
•	the number of awards expected to be redeemed on US Airways;

•	the number of awards expected to be redeemed on partner airlines;

•	the class of service for which the award is expected to be redeemed; and

•	the geographic region of travel for which the award is expected to be redeemed.
These estimates and assumptions are based on historical program experience. The transportation component is deferred and amortized into passenger revenue on a straight-line basis over the period in which the mileage credits are expected to be redeemed for travel.

Under the residual method, the total mileage sale proceeds less the transportation component is the marketing component. The marketing component represents services provided by the Company to its business partners and relates primarily to the use of the Company’s logo and trademarks along with access to the Company’s list of Dividend Miles members. The marketing services are provided periodically but no less than monthly. Accordingly, the marketing component is considered earned and recognized in other revenues in the period of the mileage sale.
* * * *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Controller at (480) 693-2247 or Mary Beth Macdonald, Managing Director Financial Reporting at (480) 693-2249. I can be reached at (480) 693-5710.
Very Truly Yours,

/s/ Derek J. Kerr
Derek J. Kerr Executive Vice President and Chief Financial Officer US Airways Group, Inc.

cc:	Stephen L. Johnson (US Airways Group, Inc.) Michael R. Carreon (US Airways Group, Inc.) Anthony J. Richmond (Latham & Watkins LLP)

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